UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No.     )*

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

CABLEVISIÓN HOLDING S.A.

FINTECH TELECOM, LLC

FINTECH ADVISORY INC.

DAVID MARTINEZ

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo	Julio R. Rodriguez, Jr.
c/o Cablevisión Holding S.A.	c/o Fintech Advisory Inc.
Tacuarí 1842, 4th Floor	375 Park Avenue
1139 Buenos Aires	New York, NY 10152
Republic of Argentina	(212) 593-4500
+54 (11) 4309-3417
With a copy to:
With a copy to:	Richard J. Cooper, Esq.
Andrés de la Cruz, Esq.	Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza	One Liberty Plaza
New York, New York 10006	New York, New York 10006
(212) 225-2000	(212) 225-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO relates to a possible tender offer by Cablevisión Holding S.A., a sociedad anónima organized under the laws of Argentina, (“CVH”) for all or a portion of the Class B shares, P$1.00 par value per share, of Telecom Argentina, S.A. (“Telecom”), an Argentine corporation (the “Shares”).  On the date hereof, CVH issued a notice (the “Notification”) in Argentina relating to the possible tender offer.  An English-language free translation of the Notification is attached as Exhibit 99.1.  Additionally, notwithstanding the fact that Fintech Telecom, LLC, a limited liability company organized under the laws of Delaware (“FTL”), Fintech Advisory Inc., a corporation organized under the laws of Delaware (“FAI”) and David Martínez, a natural person (“DM”) are not obligated to promote, formulate or launch a tender offer and have not taken part in the determination and formulation of any of the terms and conditions of CVH’s possible tender offer, in accordance with section 6.7 of the Telecom Shareholders Agreement, dated 7 July 2017, FT has undertaken to pay and acquire 50% of the shares tendered in the OPA (notwithstanding the right of CVH to acquire by itself the first 43,073,760 shares). Therefore, FT (and its direct and indirect shareholders FAI and DM) will jointly participate with the CVH, each as co-offeror (and together with CVH, collectively the “Offerors”).

The Notification is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offerors have not yet commenced a tender offer for the Shares. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, the Offerors intend to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Shares and American Depository Receipts representing the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, the Offerors will provide copies of such documents free of charge to holders of the Shares.